EXHIBIT 1

                    Text of Revised Proposal


    REVISED PROPOSAL TO THE SPECIAL COMMITTEE OF THE PRESLEY
                            COMPANIES

                        November 13, 1998


Transaction  The Presley Companies, a California corporation
             ("Presley Cal."), will purchase all or substantially all of the assets of William Lyon Homes, a California corporation ("WL Homes") for a cash purchase price of two times (2x) book value and the assumption of all or substantially all of the liabilities of WL Homes, subject to the completion of the Offer (as defined in the next sentence). WL Homes will make a tender offer (the "Offer") to purchase between 40% and 49% of the outstanding Common Stock of The Presley Companies, a Delaware corporation ("Presley Del.," and together with Presley Cal., "Presley") for a purchase price of $0.62 per share. In the event that more than 49% of the outstanding Common Stock of Presley Del. is tendered, WL Homes will purchase a pro rata share from each tendering stockholder.

Ownership    This proposal assumes that Presley Del. has (i) an
             aggregate of 52,195,678 shares of Series A Common
             Stock and Series B Common Stock outstanding, (ii) outstanding options having an exercise price of not less than $1.00 per share, and (iii) no other convertible securities.

Conditions to
tender       (a)  Consent and tender agreement from Foothill
                  Capital Corporation, The Foothill Group, Inc.,
                  Pearl Street, L.P., First Plaza Group Trust and
                  International Nederlande (U.S.) Capital
                  Corporation.

             (b)  Any required consents to the proposed
                  transactions from, or notifications to, each of the material creditors of Presley.

             (c)  Any required consents to the proposed
                  transactions from, or notifications to, each of the material creditors of WL Homes.

             (d)  Other third party approvals reasonably
                  necessary to complete the proposed transactions.

Conditions to
Closing      (a)  There being tendered and not withdrawn prior
                  to the expiration of the Offer a number of shares which constitutes 40% of the outstanding shares of Presley Del.

             (b)  Hart-Scott-Rodino waiting period
                  expires or is terminated, if required.

             (c)  No material adverse change to the
                  business, operations or prospects of Presley or WL Homes.

             (d)  Fairness opinion from SBC Warburg Dillon
                  Read Inc., including opinion as to value of WL Homes, and with respect to the real property to be acquired from WL Homes by Presley Cal., a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified, in each case if required by WL Homes and in form and substance reasonably satisfactory to WL Homes.

             (e)  Appropriate corporate governing
                  documents to be amended to restrict any transfer of shares that would result in triggering the change of control tax provisions that would result in the loss of Presley's tax NOLs, if required to preserve the NOLs.

             (f) Other conditions reasonably requested by WL Homes, including customary legal opinions.

Termination
Rights       (a)  Either party may terminate if the
                  closing has not occurred by June 30, 1999
                  (unless the delay is because of a breach by the terminating party).

             (b)  By mutual consent.

             (c)  By either party in the event of a
                  material adverse change in the business, operations or prospects of the other party.


Exclusivity
Agreement    Following general agreement regarding the terms
             included herein, Presley and WL Homes will enter into an Exclusivity Agreement providing WL Homes a 90 day exclusivity period, during which the parties will negotiate in good faith a definitive agreement to be prepared by WL Homes. Neither Presley nor any of its affiliates will negotiate with any other party while
             Presley and WL Homes are negotiating in good faith.

Definitive
Agreement    While this proposal includes the
             essential terms of an agreement relating to the subject transactions, it does not and is not intended to constitute a legally binding offer with respect to the transactions. No obligation of any nature, other than those contained in the Exclusivity Agreement, shall
             exist between the parties until and unless a mutually satisfactory definitive agreement is executed by the parties. The definitive agreement will include (i) customary terms and conditions relating to the purchase of assets and assumption of liabilities by Presley Cal. from WL Homes, and (ii) customary terms
and
             conditions relating to the Offer.

Fees and
Expenses All expenses incurred in connection with the proposed transactions will be paid by the party incurring such costs.

Access to
Information  Each party will make available financial, business and other information concerning its operations as the other party may reasonably request. Presley acknowledges that General Lyon and Wade Cable, directors of Presley, have prepared this proposal and are sharing information regarding Presley with their advisors in connection with the proposed transactions.